No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c), 17(b), 17(d), 57(c) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN PRINCIPAL OR JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(a), 17(d) AND 57(a) OF THE ACT AND RULE 17d-1 UNDER THE ACT

In the Matter of the Application of:

KKR REAL ESTATE SELECT TRUST INC.; KKR REGISTERED ADVISOR LLC; KOHLBERG KRAVIS ROBERTS & CO. L.P.; KKR REAL ESTATE FINANCE MANAGER LLC; KKR PROPERTY PARTNERS AMERICAS L.P.; KKR REAL ESTATE PARTNERS AMERICAS II L.P.; KKR REAL ESTATE PARTNERS AMERICAS II ESC L.P.; KKR REAL ESTATE PARTNERS AMERICAS II SBS L.P.; KKR REAL ESTATE PARTNERS AMERICAS III SCSP; KKR REAL ESTATE PARTNERS EUROPE II (USD) SCSP; KKR REAL ESTATE PARTNERS EUROPE II (EUR) SCSP; KKR ASIA REAL ESTATE PARTNERS SCSP; KKR REAL ESTATE FINANCE TRUST INC.; KKR REAL ESTATE STABILIZED CREDIT PARTNERS L.P.; KKR REAL ESTATE CREDIT OPPORTUNITY PARTNERS II L.P.; KKR REAL ESTATE CREDIT OPPORTUNITY PARTNERS II (OFFSHORE) L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

All Communications, Notices and Orders to:

Lori Hoffman, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

Copies to:

Rajib Chanda, Esq.

Benjamin Wells, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20001

November 27, 2020

I.	INTRODUCTION

A.	Requested Relief

KKR Real Estate Select Trust Inc. and its related entities, identified in Section I.B. below, hereby request an order (the “Order”) pursuant to Sections 6(c), 17(b), 17(d), 57(c) and 57(i) of the Investment Company Act of 1940 (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either of Sections 17(a) 17(d), and 57(a), as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow one or more Regulated Funds (including one or more BDC Downstream Funds) and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with the terms and Conditions set forth in this application.

B.	Applicants Seeking Relief:

•	KKR Real Estate Select Trust Inc. (“KREST”), a Maryland corporation that operates as an externally managed, non-diversified closed-end management investment company;

•

KKR Registered Advisor LLC (“KRA”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and that serves as investment adviser to KREST, on behalf of itself and its successors[3];

•

Kohlberg Kravis Roberts & Co. L.P. (“KKR”), an investment adviser registered with the Commission under the Advisers Act, which serves as the investment adviser to certain Existing Affiliated Funds (defined below), on behalf of itself and its successors;

•	The investment advisers primarily operating in KKR’s Private Markets segment (“KKR Private Markets”) set forth in Appendix A hereto (together, with KRA and KKR, the “KKR Private Markets Advisers”);

•

Certain accounts that the KKR Private Markets Advisers and entities controlled by, controlling or under common control with the KKR Private Markets Advisers, from time to time, may use to hold various financial assets in a principal capacity (together, in such capacity, “Existing Proprietary Accounts” and together with any Future Proprietary Account (as defined below), the “Proprietary Accounts”); and

•

The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and each of which (i) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act or (ii) is an employee securities company as defined in Section 2(a)(13) of the Act that is exempt from certain provisions of the Act pursuant to an order granted by the SEC under Sections 6(b) and 6(e) of the Act (the “Existing Affiliated Funds”; together with, KREST, the KKR Private Markets Advisers, and the Existing Proprietary Accounts, the “Applicants”).

C.	Defined Terms

“Adviser” means the KKR Private Markets Advisers, together with any future investment adviser that intends to participate in the Co-Investment Program (as defined below) and (i) controls, is controlled by or is under common control with a KKR Private Markets Adviser and primarily operates in KKR’s Private Markets segment, (ii) (a) is

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]	The term “successor,” as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

registered as an investment adviser under the Advisers Act, or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with a KKR Private Markets Adviser and primarily operates in KKR’s Private Markets segment, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Advisers to Affiliated Funds” means the KKR Private Markets Advisers and any other Adviser that, in the future, serves as investment adviser to one or more Affiliated Funds.

“Advisers to Regulated Funds” means the KKR Private Markets Advisers and any other Adviser that, in the future, serves as investment adviser to one or more Regulated Funds.

“Affiliated Fund” means the Existing Affiliated Funds, the Existing Proprietary Accounts, any Future Affiliated Funds (as defined below), and any Future Proprietary Accounts (as defined below). No Existing Affiliated Fund is a BDC Downstream Fund.

“BDC” means a business development company under the Act.4

“BDC Downstream Fund” means, with respect to any Regulated Fund that is a BDC, an entity (i) that the BDC directly or indirectly controls, (ii) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (iii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, (iv) whose investment adviser (or sub-adviser(s), if any) is an Adviser, and (v) that is not a Wholly-Owned Investment Sub.

“Board” means (i) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (ii) with respect to a BDC Downstream Fund, the Independent Party of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though the Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Program” means the proposed co-investment program that would permit one or more Regulated Funds and/or one or more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price;5 and (b) making Follow-On Investments (as defined below).

[4]

Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

[5]

The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the “Securities Act”).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Affiliated Fund” means any entity (a) whose investment adviser (or sub-adviser(s), if any) is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, (y) relies on Rule 3a-7 under the Act or (z) is an employee securities company as defined in Section 2(a)(13) of the Act that is exempt from certain provisions of the Act pursuant to an order granted by the SEC under Sections 6(b) and 6(e) of the Act, (c) that intends to participate in the Co-Investment Program and (d) that is not a BDC Downstream Fund.

“Future Proprietary Accounts” means any entity controlled by, controlling or under common control with an Adviser that is formed in the future that, from time to time, may hold various financial assets in a principal capacity.

“Future Regulated Fund” means any closed-end management investment company or open-end management investment company or series of an open-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (or sub-adviser(s), if any) is an Adviser and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (i) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (ii) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

i.)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

ii.)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means KREST, the Future Regulated Funds and the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.6

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)

it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned7 by a Regulated Fund or a Future Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 95% or more of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this application; and (iv) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act.

[6]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

[7]	A “wholly-owned subsidiary” of a person is as defined in Section 2(a)(43) of the Act and means a company 95% or more of the outstanding voting securities of which are owned by such person.

II.	APPLICANTS

A.	KKR Real Estate Select Trust Inc.

KREST operates as an externally managed, non-diversified closed-end management investment company. KREST is a Maryland corporation and intends to elect to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended.

KREST’s primary investment objective is to provide attractive current income and with a secondary objective of long-term capital appreciation. KREST intends to invest primarily in a portfolio of real estate, including in the form of property investments and debt interests, and to a lesser extent in traded real estate-related securities. KREST will target investments in three primary investment strategies: (i) thematically-driven stabilized, income-generating commercial real estate, (ii) prime single tenant real estate and (iii) private real estate debt and preferred equity interests. To a lesser extent, KREST may also make investments in traded real estate-related securities such as mortgage backed securities and equity or debt securities issued by REITs or real estate-related investment companies for the purposes of liquidity management or on an opportunistic basis, for example during periods of dislocation in the trading of such securities.

KREST currently has a seven-member Board, of which a majority of members are Independent Directors. No Independent Director will have any material financial interest in any Co-Investment Transaction, including a Follow-on Investment, or any interest in any portfolio company, other than indirectly through share ownership (if any) in KREST. The Fund will be managed by KRA.

For tax structuring reasons, KREST intends to own all or substantially all of its equity investments in real estate assets through its operating partnership, KREST Operating Partnership L.P., a Delaware limited partnership (“KREST OP”). In reliance on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Act, KREST OP is not registered under the Act. For purposes of the Order, KREST OP is a Wholly-Owned Investment Sub of KREST.

B.	KKR Registered Advisor LLC

KRA is a Delaware limited liability company that is registered under the Advisers Act and serves as investment adviser to KREST pursuant to an investment advisory agreement. KRA was formed on April 23, 2020. Subject to the overall supervision of KREST’s Board, KRA will manage the day-to-day operations of, and provide investment advisory services to, KREST.

C.	Other Advisers

Kohlberg Kravis Roberts & Co. L.P., an investment adviser registered with the Commission under the Advisers Act, is the parent company of each of the other KKR Private Markets Advisers.

D.	Existing Affiliated Funds

The KKR Private Markets Advisers are the investment advisers to the Existing Affiliated Funds. Each of the KKR Private Markets Advisers is registered as an investment adviser under the Advisers Act, and/or are relying advisers of an entity under common control of a KKR Private Markets Adviser. A complete list of the Existing Affiliated Funds and the KKR Private Markets Advisers is included in Appendix A.

III.	ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 6(c), 17(b), 17(d), 57(c) and 57(i) of the Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by one or more of Section 17(a), 17(d) or Section 57(a) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to the standard precedent used for the majority of co-investment applications (collectively, the “Standard Precedent”), the Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions.

Additionally, the Applicants also seek relief that would allow Regulated Funds and Affiliated Funds the ability to engage in Follow-On Investments in respect of an issuer that may be deemed an affiliated person of the Applicants as a result of a previous Co-Investment Transaction or Pre-Boarding Investments. The Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, hold voting securities of an issuer pursuant to a Co-Investment Transaction or Pre-Boarding Investment such that subsequent transactions with that issuer may become prohibited under the Act.

In Section A.1 below, the Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections A.3 and A.4 below, the Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order and the circumstances under which Follow-On Investments will be exempt from restrictions on principal transactions with affiliated persons.

A.	Overview

KKR is a leading global investment firm with a 40-year history of leadership, innovation and investment excellence. Founded in 1976, KKR is a global firm with offices around the world. It operates an integrated global platform for sourcing and executing investments across multiple industries, asset classes and geographies.

Structured as a holding company, KKR conducts its business through various subsidiaries, which include investment advisers and broker-dealers that are registered or licensed by regulatory authorities in the jurisdictions in which they operate. These business activities include managing and advising a number of investment funds, structured finance vehicles, co-investment vehicles, finance companies, managed accounts and other entities and providing a broad range of capital markets services. KKR also holds various financial assets in a principal capacity.

The Advisers, as part of the KKR Private Markets segment, operate separately from the KKR Public Markets segment, namely KKR’s credit and public equity businesses. Each Adviser is either separately registered as an investment adviser with the Commission or is a relying adviser that relies on the registration of another Adviser. No Adviser is a relying adviser of any KKR-affiliated investment adviser from outside of the KKR Private Markets segment. The Advisers generally provide investment management services to a distinct set of Regulated Funds and Affiliated Funds within the KKR Private Markets segment. The majority of the KKR Private Markets employees work on matters for Close Affiliates and information about potential investment opportunities is routinely disseminated among such Adviser’s employees. Other than to satisfy compliance obligations, information regarding Potential Co-Investment Transactions will generally not be used in the day-to-day investment activities of Remote Affiliates, which would include other investment advisers that operate in KKR’s Public Markets segment, as the KKR Public Markets segment generally targets different investment strategies or asset classes than the KKR Private Markets segment. Although the Advisers may leverage KKR’s firm-wide resources to help source, conduct due diligence on, structure, and syndicate certain investments for the Regulated Funds and Affiliated Funds, the Advisers are limited by information barrier policies and procedures in place between KKR Private Markets and KKR Public Markets, as well as certain legal, contractual and tax constraints. KKR Private Markets sponsors traditional private equity funds and investment funds that invest in growth equity, core equity investments and real assets (infrastructure, energy, and real estate). KKR Private Markets manages aggregate assets of $135.8 billion as of September 30, 2020. Each Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of KREST and the Future Regulated Funds, the Act.

The Advisers are presented with thousands of investment opportunities each year on behalf of their clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. Currently, if a Regulated Fund and one or more Affiliated Funds are invested in an issuer such funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction would be a prohibited joint transaction. Moreover, if an initial Co-Investment Transaction or Pre-Boarding Investment resulted in a Regulated Fund or Affiliated Fund acquiring more than 5% of the outstanding voting securities of an issuer, such funds may not participate in a Follow-On Investment as such transaction would be a prohibited principal transaction with an affiliated person, or affiliated person of an affiliated person, of a Regulated Fund.

As a result, the Regulated Funds and Affiliated Funds are limited in the types of transactions in which they can participate with each other, and in the absence of the requested relief the Regulated Funds would be required to forego certain transactions that would be beneficial to investors in the Regulated Funds. Thus, the Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Applicants discuss the need for the requested relief in greater detail in Section III.C. below.

The Advisers have established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.	The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a)    Identification and Consideration of Investment Opportunities

The Advisers are organized and managed such that investment committees (or designated individuals or portfolio managers in lieu of investment committees, as applicable) (collectively, “Investment Committees”)8 conduct investment review processes and approve specific investment decisions.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser become aware of investment opportunities that may be appropriate for one or more Regulated Funds

[8]	Investment Committees responsible for an area of investment may include investment professionals and senior management from among one or more of the Advisers.

and/or one or more Affiliated Funds. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant Investment Committee responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable). In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable Investment Committee, will then make an independent determination of the appropriateness of the investment in the security or securities for the Regulated Fund, taking into consideration the Regulated Fund’s Objectives and Strategies and any Board-Established Criteria.

The Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. The Applicants assert that the Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel of the Advisers to each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Affiliated Funds.

(b)    Order Placement and Allocation

General. If the Adviser to a Regulated Fund, through its Investment Committee, deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable Investment Committee(s), formulate a recommendation regarding the proposed order amount for each security for the Regulated Fund. In doing so, the applicable Adviser would apply the KKR Private Markets allocation policies and procedures in determining the proposed allocation for the Regulated Fund consistent with the requirements of condition 2(a). We note that, as part of KKR Private Markets, the Advisers, as registered investment advisers with respect to the Regulated Funds and as registered investment advisers or relying advisers with respect to the Affiliated Funds, have developed a robust allocation process as part of their overall compliance policies and procedures. The allocation policy for KKR Private Markets and all of the Advisers is designed to allocate investment opportunities fairly and equitably among their clients over time. While each client of an Adviser may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each client of the Adviser would participate in investment opportunities fairly and equitably. We note that each Adviser shares the allocation policies and procedures of KKR Private Markets that take into account the allocation policies and procedures for the Regulated Funds. These procedures are in addition to, and not instead of, the procedures required under the conditions, and will not deprive a Regulated Fund of an opportunity to participate in a Potential Co-Investment Transaction.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser, through its Investment Committee, recommends participating in a Potential Co-Investment Transaction, the applicable Investment Committee will approve the investment(s) and the investment amount(s). Prior to the External Submission (as defined below), each proposed order or investment amount may be reviewed and adjusted, in accordance with the applicable Advisers’ written allocation policies and procedures.9 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order”. The final Internal Order with respect to any Regulated Fund will be submitted for approval by the Required Majority of such participating Regulated Fund(s) in accordance with the Conditions and as discussed in Section III.A.1.c. below. Each Regulated Fund’s Board will be provided with all relevant information regarding the Adviser’s proposed allocations to such Regulated Fund and Affiliated Funds, as contemplated by the conditions hereof.

[9]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.10 In connection with an External Submission, a Regulated Fund or Affiliated Fund may make certain commitments and/or deposits regarding a Potential Co-Investment Transaction, which would be credited to the entity making such commitment and/or deposit upon the settlement of the transaction.11

If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. The Applicants represent that the Advisers’ allocation review process is a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The entire allocation process is monitored and reviewed by the KKR Private Markets operations, legal and compliance team, and approved by the Board of each Regulated Fund.

(c)    Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that the Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, the Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

[10]

The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

[11]

Such commitments and/or deposits are customary for transactions in private markets such as real estate. These commitments and/or deposits, which are de minimis in relationship to the overall investment (e.g., 3-5% of the aggregate investment opportunity) will typically only be forfeited if the Investment Committee determines not to submit an External Submission without cause (including if the financing for a transaction does not close) or if the Adviser acted with willful misconduct or fraud. In the unlikely event that a commitment and/or deposit is lost, the expense would be shared among potential co-investors in accordance with KKR’s prevailing policies and procedures regarding broken deal expenses.

Further, the Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in the Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

The Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investment Transaction activity of the Regulated Fund’s respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.	Delayed Settlement

Except as noted below, all Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to fourteen business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as fourteen business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to fourteen business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within fourteen business days of each other.

The Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.	Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a)    Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,12 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

The Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b)    Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

[12]	See note 34, below.

4.	Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4.b. above and governed by Condition 7.

(a)    Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;13 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;14 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

[13]	See note 32, below.
[14]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

(b)    Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.15 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.	Use of Wholly-Owned Investment Subs

KREST or a Future Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. The Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

The Applicants note that an entity could not be both a Wholly-Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B.	Applicable Law

1.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC

[15]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[16] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds on the one hand and other Regulated Funds and Affiliated Funds on the other, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.17

2.	Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

The Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[16]

Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

[17]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.18 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”19 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”20

3.	Section 6(c), Section 17(a), Section 17(b), Section 57(c) and Section 57(a)

Section 17(a) generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from engaging in certain transactions with the registered investment company, including knowingly selling securities or other property to, or knowingly purchasing securities or other property from, the registered investment company. Section 17(a) of the 1940 Act was designed to prohibit self-dealing and other forms of overreaching of a registered investment company by its affiliates. This section addresses self-dealing by, for example, prohibiting a purchase or sale transaction involving a registered investment company when an affiliate of the registered investment company is a party to the transaction and has “both the ability and the pecuniary incentive to influence the actions of the [investment company].”21

Similarly, with regard to BDCs, Section 57(a) prohibits certain persons specified in Section 57(b) from engaging in certain principal transactions with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission.

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person.

Pursuant to the foregoing, a Regulated Fund, individually or together with one or more other Regulated Funds and Affiliated Funds may be prohibited from engaging in Follow-On Investments with an issuer absent an exemptive order if a previous Co-Investment Transaction resulted in a Regulated Fund or Affiliated Fund acquiring more than 5% of the issuer’s outstanding voting securities.

Sections 17(b) and 57(c) authorize the Commission to exempt a proposed transaction from Sections 17(a) and 57(a), respectively, if evidence establishes that the terms of the transaction, including the consideration to be

[18]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[19]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[20]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.
[21]

Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 15,2001) (proposing amendments to rule 17a-8 under the 1940 Act) (citing, among other things, Investment Trusts and Investment Companies: Hearings on S. 3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong. 3d Sess., at 256- 59 (1940)).

paid or received, are reasonable and fair and do not involve overreaching, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Because Sections 17(b) and 57(c) could be interpreted to exempt only a single transaction from Sections 17(a) and 57(a), respectively, the Applicants are also requesting an exemption from Sections 17(a) and 57(a) under Section 6(c).22 Section 6(c) provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the Act.

The Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(a) and Section 57(a) were designed to prevent would be addressed and the standards for an order under Sections 6(c), 17(b) and 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund. In addition, because certain Co-Investment Transactions may result in the issuer becoming an affiliated person of the Applicants, Follow-On Investments with that issuer would be prohibited by either or both of Section 17(a) and Section 57(a).

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) the KKR Private Markets Advisers manage, and may be deemed to control, each of the Existing Affiliated Funds and any other Affiliated Fund will be managed by, and may be deemed to be controlled by, an Adviser to Affiliated Funds; (ii) KRA will serve as the investment adviser to, and may be deemed to control, KREST and an Adviser to Regulated Funds will be the investment adviser to, and may be deemed to control, any Future Regulated Fund; (iii) each BDC Downstream Fund will be deemed to be controlled by its BDC parent and/or its BDC parent’s investment adviser; and (iv) the Advisers to Affiliated Funds and the Advisers to Regulated Funds are under common control. Thus, each of the Affiliated Funds could be deemed to be a person related to the Regulated Funds, including any BDC Downstream Fund, in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

Additionally, Follow-On Investments with an issuer may be prohibited by either or both of Sections 17(a) and Section 57(a) without a prior exemptive order of the Commission to the extent the issuer becomes an affiliated person, or an affiliated person of an affiliated person, of a Regulated Fund because of the prior Co-Investment Transaction or Pre-Boarding Investment. If a Regulated Fund or an Affiliated Fund holds more than 5% of the outstanding voting securities of an issuer, that issuer may be deemed an affiliated person, or an affiliated person of an affiliated person, of a Regulated Fund pursuant to Section 2(a)(3)(B), and therefore the prohibitions of Sections 17(a) and/or 57(a) would apply respectively to prohibit the Regulated Funds from engaging in Follow-On Investments with the issuer.23

[22]

The Commission, under Section 6(c) of the Act, has exempted a series of transactions that otherwise would be prohibited by Section 17(a). See Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945). Section 59 of 1940 Act applies Section 6 to a business development company to the same extent as if it were a registered closed-end investment company.

[23]

The Applicants note that Rule 17a-6 is not available in circumstances where an Affiliated Fund participates in the initial Co-Investment Transaction alongside one or more Regulated Funds because Rule 17a-6(a)(4) prohibits reliance on Rule 17a-6 when a person under common control with the Regulated Fund other than another Regulated Fund or a company controlled by a Regulated Fund has an interest in the counterparty.

In addition, because the Proprietary Accounts are controlled by an Adviser and, therefore, may be under common control with the KKR Private Markets Advisers and any Future Regulated Funds, the Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program.

The Applicants acknowledge that some of the Affiliated Funds may not be funds advised by Advisers to Affiliated Funds because they are Proprietary Accounts (i.e., an Adviser investing in a principal capacity).

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.24 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. The Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

Due to the Applicants’ size, which is continuing to grow, and the increasing complexity of the Applicants’ operations and projected new products, the Applicants believe the Standard Precedent would preclude Applicants from being able to continue to grow and introduce certain new products and advisory relationships. Applicants also believe that the Standard Precedent does not provide sufficient flexibility for the Regulated Funds to participate in attractive and appropriate investment opportunities that would be beneficial to their security holders.

THL Credit, Inc. and its affiliates previously received exemptive relief largely consistent with the relief Applicants are requesting herein. Thus, the Applicants based the Application on the application of THL Credit, Inc. and its affiliates, for which an order was granted on September 19, 2018 (the “THL Order”).25 The Applicants believe that the relief requested herein is consistent with the policy underlying the THL Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

[24]

See, e.g., Morgan Stanley Direct Lending Fund, et al. (File No. 812-15057) Investment Company Act Rel. Nos. 33958A (August 28, 2020) (notice) and 34016 (September 18, 2020) (order); FS Global Credit Opportunities Fund, et al. (File No. 812-14987) Investment Company Act Rel. Nos. 33927 (July 15, 2020) (notice) and 33968 (August 11, 2020) (order); OFS Capital Corp., et al. (File No. 812-14909) Investment Company Act Rel. Nos. 33922 (July 8, 2020) (notice) and 33962 (August 4, 2020) (order); FS Credit Income Fund, et al. (File No. 812-14905) Investment Company Act Rel. Nos. 33838 (April 22, 2020) (notice) and 33871 (May 19, 2020) (order); Invesco Advisers, Inc., et al. (File No. 812-15061) Investment Company Act Rel. Nos. 33844 (April 21, 2020) (notice) and 33870 (May 19, 2020) (order); Great Elm Capital Corp., et al. (File No. 812-15019) Investment Company Act Rel. Nos. 33839 (April 15, 2020) (notice) and 33864 ( May 12, 2020) (order); AIP Private Equity Opportunities Fund I A LP, et al. (File No. 812-15047) Investment Company Act Rel. Nos. 33818 (March 16, 2020) (notice) and 33850 (April 22, 2020) (order); Kayne Anderson MLP/Midstream Investment Company, et al. (File No. 812-14940) Investment Company Act Rel. Nos. 33742 (January 8, 2020) (notice) and 33798 (February 4, 2020) (order); Prospect Capital Corporation, et al. (File No. 812-14977) Investment Company Act Rel. Nos. 33716 (December 16, 2019) (notice) and 33745 (January 13, 2020) (order); New Mountain Finance Corporation, et al. (File No. 812-15030) Investment Company Act Rel. Nos. 33624 (Sept. 12, 2019) (notice) and 33656 (Oct. 8, 2019) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-14955), Investment Company Act Release Nos. 33480 (May 21, 2019) (notice) and 33515 (June 20, 2019) (order); Nuveen Churchill BDC LLC, et al. (File No. 812-14898) Investment Company Act Rel. Nos. 33475 (May 15, 2019) (notice) and 33503 (June 7, 2019) (order); Pharos Capital BDC, Inc., et al. (File No. 812-14891) Investment Company Act Rel. Nos. 33372 (February 8, 2019) (notice) and 33394 (March 11, 2019) (order); THL Credit, Inc., et al. (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order).

[25]	See THL Credit, Inc., et al (File No. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order).

The Commission also has issued orders extending co-investment relief to proprietary accounts.26

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. In accordance with Sections 6(c), 17(b) and 57(c), the Commission may grant the requested relief as to any particular principal transaction if it finds that the participation of the Regulated Funds in principal transaction is reasonable and fair and would not involve overreaching on the part of any persons concerned.

The Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered investment companies from making investments that are in the best interests of their shareholders. Similarly, in the limited circumstances described herein, the restrictions of Sections 17(a) and 57(a) unnecessarily limit the ability of Regulated Funds to participate in Follow-On Investments that are virtually indistinguishable from the types of transactions that would be permitted under Rule 17a-6 but for than the participation of the Affiliated Funds. Follow-On Investments in such issuers do not raise any additional concerns of overreach by any parties concerned because such issuers, as portfolio affiliates of the Regulated Fund are not the types of affiliates with “both the ability and the pecuniary incentive to influence the actions” of the Regulated Funds.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund has determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the

[26]

See, e.g., Prospect Capital Corporation, et al. (File No. 812-14977) Investment Company Act Rel. Nos. 33716 (December 16, 2019) (notice) and 33745 (January 13, 2020) (order); New Mountain Finance Corporation, et al. (File No. 812-15030) Investment Company Act Rel. Nos. 33624 (September 12, 2019) (notice) and 33656 (October 8, 2019) (order); John Hancock GA Mortgage Trust, et al. (File No. 812-14917) Investment Company Act Rel. Nos. 33493 (May 28, 2019) (notice) and 33518 (June 25, 2019) (order), Stellus Capital Investment Corporation, et al. (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order); THL Credit, Inc., et al. (File Nos. 812-14807) Investment Company Act Rel. Nos. 33213 (August 24, 2018) (notice) and 33239 (September 19, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31, 2018) (order); Benefit Street Partners BDC, Inc., et al. (File No. 812-14601) Investment Company Act Rel. Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order).

Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to fourteen business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

The Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

The Applicants believe that this Condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

The Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Identification and Referral of Potential Co-Investment Transactions

(a)    The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b)    When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions

(a)    If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the relevant Investment Committee will then determine an appropriate level of investment for the Regulated Fund.

(b)    If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c)    After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)    the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii)    the transaction is consistent with:

(A)    the interests of the Regulated Fund’s equity holders; and

(B)    the Regulated Fund’s then-current Objectives and Strategies;

(iii)    the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A)    the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than fourteen business days or earlier than the settlement date for the Regulated Fund by no more than fourteen business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within fourteen business days of each other;

(B)    any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv)    the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect27 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.	Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.

General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[28] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5.

Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund[29] and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than fourteen business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s

[27]

For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[28]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.
[29]

For purposes of this Condition and Conditions 6 and 7, any differences in terms that may result from a Regulated Fund or Affiliated Fund participating in an investment or disposition of securities indirectly through an intermediate entity due to tax or regulatory considerations will not be interpreted so as to violate such Condition.

board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6.	Standard Review Dispositions.

(a)    General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)    the Adviser to such Regulated Fund or Affiliated Fund30 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii)    the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)    Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)    No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)    (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;31 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)    each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)    Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a)    General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)    the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

[30]	Any Proprietary Account that is not advised by an Adviser is itself deemed to be an Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).
[31]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(ii)    the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)    the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)    Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)    the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)    the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)    Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i)    Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)    Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii)    Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)    Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial32 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v)    No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

[32]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

8.	Standard Review Follow-Ons.

(a)    General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i)    the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii)    the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)    No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i)    (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,33 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii)    it is a Non-Negotiated Follow-On Investment.

(c)    Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d)    Allocation. If, with respect to any such Follow-On Investment:

(i)    the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)    the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

[33]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(e)    Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

9.	Enhanced Review Follow-Ons.

(a)    General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)    the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii)    the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii)    the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)    Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c)    Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i)    Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii)    Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable; and

(iii)    Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security.

(d)    Allocation. If, with respect to any such Follow-On Investment:

(i)    the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii)    the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1.b. above.

(e)    Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10.	Board Reporting, Compliance and Annual Re-Approval

(a)    Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)    All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)    Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d)    The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.

Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.

Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13.

Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.

Transaction Fees.[34] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.

Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

Lori Hoffman, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Rajib Chanda, Esq.

Benjamin Wells, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington, DC 20001

[34]	The Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

B.	Authorization

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this 27th day of November, 2020.

KKR REAL ESTATE SELECT TRUST INC.

By:	/s/ Lori Hoffman
Name:	Lori Hoffman
Title:	Secretary

KKR REGISTERED ADVISOR LLC

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Authorized Person

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	KKR & Co. GP LLC, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Vice President and Assistant Secretary

KKR PROPERTY PARTNERS AMERICAS L.P.

By:	KKR Associates Property Partners Americas SCSP, its general partner

By:	KKR Property Partners Americas S.à r.l, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR REAL ESTATE PARTNERS AMERICAS II L.P.

By:	KKR Associates REPA II L.P., its general partner

By:	KKR REPA II GP LLC and KKR REPA II GP2 LLC, its general partners

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Assistant Secretary

KKR REAL ESTATE PARTNERS AMERICAS II ESC L.P.

By:	KKR REPA II GP LLC, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Assistant Secretary

KKR REAL ESTATE PARTNERS AMERICAS II SBS L.P.

By:	KKR REPA II GP LLC, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Assistant Secretary

KKR REAL ESTATE PARTNERS AMERICAS III SCSp

By:	KKR Associates REPA III SCSp, its general partner

By:	KKR REPA III S.à r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR REAL ESTATE PARTNERS EUROPE II (USD) SCSp

By:	KKR Associates REPE II SCSp, its general partner

By:	KKR REPE II S.à r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR REAL ESTATE PARTNERS EUROPE II (EUR) SCSp

By:	KKR Associates REPE II SCSp, its general partner

By:	KKR REPE II S.à r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR ASIA REAL ESTATE PARTNERS SCSP

By:	KKR Associates RE Asia SCSp, its general partner

By:	KKR RE Asia S.à r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR REAL ESTATE FINANCE MANAGER LLC

By:	/s/ Patrick Mattson
Name:	Patrick Mattson
Title:	Chief Operating Officer

KKR REAL ESTATE FINANCE TRUST INC.

By:	/s/ Patrick Mattson
Name:	Patrick Mattson
Title:	President

KKR REAL ESTATE STABILIZED CREDIT PARTNERS L.P.

By:	KKR Associates RESTAC L.P., its general partner

By:	KKR RESTAC GP LLC, its general partner

By:	/s/ Patrick Mattson
Name:	Patrick Mattson
Title:	Vice President

KKR REAL ESTATE CREDIT OPPORTUNITY PARTNERS II L.P

By:	KKR Associates RECOP II L.P., its general partner

By:	KKR RECOP II GP Limited, its general partner

By:	/s/ Patrick Mattson
Name:	Patrick Mattson
Title:	Vice President

KKR REAL ESTATE CREDIT OPPORTUNITY PARTNERS II (OFFSHORE) L.P.

By:	KKR Associates RECOP II L.P., its general partner

By:	KKR RECOP II GP Limited, its general partner

By:	/s/ Patrick Mattson
Name:	Patrick Mattson
Title:	Vice President

VERIFICATION

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 6(c), 17(b), 17(d), 57(c) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated November 27, 2020, for and on behalf of the applicants listed below, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

KKR REAL ESTATE SELECT TRUST INC.

By:	/s/ Lori Hoffman
Name:	Lori Hoffman
Title:	Secretary

KKR REGISTERED ADVISOR LLC

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Authorized Person

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	KKR & Co. GP LLC, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Vice President and Assistant Secretary

KKR PROPERTY PARTNERS AMERICAS L.P.

By:	KKR Associates Property Partners Americas SCSP, its general partner

By:	KKR Property Partners Americas S.à r.l, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR REAL ESTATE PARTNERS AMERICAS II L.P.

By:	KKR Associates REPA II L.P., its general partner

By:	KKR REPA II GP LLC and KKR REPA II GP2 LLC, its general partners

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Assistant Secretary

KKR REAL ESTATE PARTNERS AMERICAS II ESC L.P.

By:	KKR REPA II GP LLC, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Assistant Secretary

KKR REAL ESTATE PARTNERS AMERICAS II SBS L.P.

By:	KKR REPA II GP LLC, its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Assistant Secretary

KKR REAL ESTATE PARTNERS AMERICAS III SCSp

By:	KKR Associates REPA III SCSp, its general partner

By:	KKR REPA III S.à r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR REAL ESTATE PARTNERS EUROPE II (USD) SCSp

By:	KKR Associates REPE II SCSp, its general partner

By:	KKR REPE II S.à r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR REAL ESTATE PARTNERS EUROPE II (EUR) SCSp

By:	KKR Associates REPE II SCSp, its general partner

By:	KKR REPE II S.à r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR ASIA REAL ESTATE PARTNERS SCSP

By:	KKR Associates RE Asia SCSp, its general partner

By:	KKR RE Asia S.à r.l., its general partner

By:	/s/ Jason Carss
Name:	Jason Carss
Title:	Attorney

KKR REAL ESTATE FINANCE MANAGER LLC

By:	/s/ Patrick Mattson
Name:	Patrick Mattson
Title:	Chief Operating Officer

KKR REAL ESTATE FINANCE TRUST INC.

By:	/s/ Patrick Mattson
Name:	Patrick Mattson
Title:	President

KKR REAL ESTATE STABILIZED CREDIT PARTNERS L.P.

By:	KKR Associates RESTAC L.P., its general partner

By:	KKR RESTAC GP LLC, its general partner

By:	/s/ Patrick Mattson
Name:	Patrick Mattson
Title:	Vice President

KKR REAL ESTATE CREDIT OPPORTUNITY PARTNERS II L.P

By:	KKR Associates RECOP II L.P., its general partner

By:	KKR RECOP II GP Limited, its general partner

By:	/s/ Patrick Mattson
Name:	Patrick Mattson
Title:	Vice President

KKR REAL ESTATE CREDIT OPPORTUNITY PARTNERS II (OFFSHORE) L.P.

By:	KKR Associates RECOP II L.P., its general partner

By:	KKR RECOP II GP Limited, its general partner

By:	/s/ Patrick Mattson
Name:	Patrick Mattson
Title:	Vice President

APPENDIX A

Below is a list of the Existing Affiliated Funds other than the Proprietary Accounts. All such Existing Affiliated Funds are advised by Existing Advisers:

KKR Real Estate Select Trust Inc.

KKR Property Partners Americas L.P.

KKR Real Estate Partners Americas II L.P.

KKR Real Estate Partners Americas II ESC L.P.

KKR Real Estate Partners Americas II SBS L.P.

KKR Real Estate Partners Americas III SCSp

KKR Real Estate Partners Europe II (USD) SCSp

KKR Real Estate Partners Europe II (EUR) SCSp

KKR Asia Real Estate Partners SCSp

KKR Real Estate Finance Trust Inc.

KKR Real Estate Stabilized Credit Partners L.P.

KKR Real Estate Credit Opportunity Partners II L.P.

KKR Real Estate Credit Opportunity Partners II (Offshore) L.P.

Below is a list of the KKR Private Markets Advisers, excluding KKR Registered Advisor LLC and Kohlberg Kravis Roberts & Co. L.P.:

KKR Real Estate Finance Manager LLC

A-1

APPENDIX B

Resolutions of the Board of Directors of KKR Real Estate Select Trust Inc.

RESOLVED, that the officers of KKR Real Estate Select Trust Inc. (“KREST”), or any of them acting singly, be and hereby are, authorized to prepare, or cause to be prepared, and to execute and file with the Securities and Exchange Commission (the “SEC”), an application on behalf of KREST and the other parties thereto for exemptive relief pursuant to Section 6(c) of the Investment Company Act, as amended (the “1940 Act”), in substantially the form presented at this Meeting that, if granted, would permit the Fund to co-invest with certain affiliated persons (the “Co-Investment Application”); and be it

FURTHER RESOLVED, that the officers of KREST are, and each of them acting singly hereby is, authorized to execute and file or cause to be filed in the name and on behalf of KREST with the SEC any amendments to the Co-Investment Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to KREST, and to take such other action as the officer or officers so acting may consider necessary or desirable, the execution of any such documents or the taking of any such action to be conclusive evidence of its authorization hereby.

(Adopted on July 29, 2020)

B-1